UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

10x Genomics, Inc.

(Name of Issuer)

Class A Common Stock, $0.00001 par value

(Title of Class of Securities)

88025U109

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88025U109
1.	Name of Reporting Persons Venrock Associates VI, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒(1)
(b) ☐

3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 7,828,247 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 7,828,247 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,828,247 (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.1% (3)
12.	Type of Reporting Person (See Instructions) PN

(1)	Venrock Associates VI, L.P. (“VA6”), Venrock Partners VI, L.P. (“VP6”), Venrock Management VI, LLC, the general partner of VA6 and Venrock Partners Management VI, LLC, the general partner of VP6 (collectively, the “Venrock VI Entities”), are members of a group for purposes of this Schedule 13G/A.

(2)	Consists of (i) 1,889,497 shares of Class A Common Stock and 5,368,880 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock held by VA6 and (ii) 148,328 shares of Class A Common Stock and 421,542 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock held by VP6. The Class B Common Stock is convertible at any time by the holder into shares of Class A Common Stock on a share-for-share basis.

(3)	This percentage is calculated based upon (i) 80,156,104 shares of the Issuer’s Class A Common Stock outstanding as of October 30, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2020, plus (ii) 5,790,422 shares of Class A Common Stock issuable upon conversion of the Class B Common Stock held by the Venrock VI Entities. As of October 30, 2020, there were 27,450,713 shares of the Issuer’s Class B Common Stock outstanding. If all outstanding shares of Class B Common Stock were converted into Class A Common Stock, then the Venrock VI Entities would beneficially own 7.3% of the Issuer’s Class A Common Stock.

CUSIP No. 88025U109
1.	Name of Reporting Persons Venrock Partners VI, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒(1)
(b) ☐

3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 7,828,247 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 7,828,247 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,828,247 (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.1% (3)
12.	Type of Reporting Person (See Instructions) PN

(1)	Venrock Associates VI, L.P. (“VA6”), Venrock Partners VI, L.P. (“VP6”), Venrock Management VI, LLC, the general partner of VA6 and Venrock Partners Management VI, LLC, the general partner of VP6 (collectively, the “Venrock VI Entities”), are members of a group for purposes of this Schedule 13G/A.

(2)	Consists of (i) 1,889,497 shares of Class A Common Stock and 5,368,880 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock held by VA6 and (ii) 148,328 shares of Class A Common Stock and 421,542 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock held by VP6. The Class B Common Stock is convertible at any time by the holder into shares of Class A Common Stock on a share-for-share basis.

(3)	This percentage is calculated based upon (i) 80,156,104 shares of the Issuer’s Class A Common Stock outstanding as of October 30, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2020, plus (ii) 5,790,422 shares of Class A Common Stock issuable upon conversion of the Class B Common Stock held by the Venrock VI Entities. As of October 30, 2020, there were 27,450,713 shares of the Issuer’s Class B Common Stock outstanding. If all outstanding shares of Class B Common Stock were converted into Class A Common Stock, then the Venrock VI Entities would beneficially own 7.3% of the Issuer’s Class A Common Stock.

CUSIP No. 88025U109
1.	Name of Reporting Persons Venrock Management VI, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒(1)
(b) ☐

3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 7,828,247 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 7,828,247 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,828,247 (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.1% (3)
12.	Type of Reporting Person (See Instructions) OO

(1)	Venrock Associates VI, L.P. (“VA6”), Venrock Partners VI, L.P. (“VP6”), Venrock Management VI, LLC, the general partner of VA6 and Venrock Partners Management VI, LLC, the general partner of VP6 (collectively, the “Venrock VI Entities”), are members of a group for purposes of this Schedule 13G/A.

(2)	Consists of (i) 1,889,497 shares of Class A Common Stock and 5,368,880 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock held by VA6 and (ii) 148,328 shares of Class A Common Stock and 421,542 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock held by VP6. The Class B Common Stock is convertible at any time by the holder into shares of Class A Common Stock on a share-for-share basis.

(3)	This percentage is calculated based upon (i) 80,156,104 shares of the Issuer’s Class A Common Stock outstanding as of October 30, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2020, plus (ii) 5,790,422 shares of Class A Common Stock issuable upon conversion of the Class B Common Stock held by the Venrock VI Entities. As of October 30, 2020, there were 27,450,713 shares of the Issuer’s Class B Common Stock outstanding. If all outstanding shares of Class B Common Stock were converted into Class A Common Stock, then the Venrock VI Entities would beneficially own 7.3% of the Issuer’s Class A Common Stock.

CUSIP No. 88025U109
1.	Name of Reporting Persons Venrock Partners Management VI, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒(1)
(b) ☐

3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 7,828,247 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 7,828,247 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,828,247 (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.1% (3)
12.	Type of Reporting Person (See Instructions) OO

(1)	Venrock Associates VI, L.P. (“VA6”), Venrock Partners VI, L.P. (“VP6”), Venrock Management VI, LLC, the general partner of VA6 and Venrock Partners Management VI, LLC, the general partner of VP6 (collectively, the “Venrock VI Entities”), are members of a group for purposes of this Schedule 13G/A.

(2)	Consists of (i) 1,889,497 shares of Class A Common Stock and 5,368,880 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock held by VA6 and (ii) 148,328 shares of Class A Common Stock and 421,542 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock held by VP6. The Class B Common Stock is convertible at any time by the holder into shares of Class A Common Stock on a share-for-share basis.

(3)	This percentage is calculated based upon (i) 80,156,104 shares of the Issuer’s Class A Common Stock outstanding as of October 30, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2020, plus (ii) 5,790,422 shares of Class A Common Stock issuable upon conversion of the Class B Common Stock held by the Venrock VI Entities. As of October 30, 2020, there were 27,450,713 shares of the Issuer’s Class B Common Stock outstanding. If all outstanding shares of Class B Common Stock were converted into Class A Common Stock, then the Venrock VI Entities would beneficially own 7.3% of the Issuer’s Class A Common Stock.

CUSIP No. 88025U109

Introductory Note: This Statement on Schedule 13G/A is filed on behalf of the following entities in respect of the Class A Common Stock of 10x Genomics, Inc.:

•	Venrock Associates VI, L.P. (“VA6”), a limited partnership organized under the laws of the State of Delaware;
•	Venrock Partners VI, L.P. (“VP6”), a limited partnership organized under the laws of the State of Delaware;
•	Venrock Management VI, LLC (“VM6”), a limited liability company organized under the laws of the State of Delaware; and
•	Venrock Partners Management VI, LLC (“VPM6”), a limited liability company organized under the laws of the State of Delaware.

Item 1.

(a) Name of Issuer

10x Genomics, Inc.

(b) Address of Issuer’s Principal Executive Offices

6230 Stoneridge Mall Road

Pleasanton, California 94588

Item 2.

(a) Name of Person Filing

Venrock Associates VI, L.P.

Venrock Partners VI, L.P.

Venrock Management VI, LLC

Venrock Partners Management VI, LLC

CUSIP No. 88025U109

(b) Address of Principal Business Office or, if none, Residence

New York Office:	Palo Alto Office:
7 Bryant Park	3340 Hillview Avenue
23rd Floor	Palo Alto, CA 94304
New York, NY 10018

(c) Citizenship

Each of VA6 and VP6 are limited partnerships organized in the State of Delaware. Each of VM6 and VPM6 are limited liability companies organized in the State of Delaware.

(d) Title of Class of Securities

Class A Common Stock

(e) CUSIP Number

88025U109

Item 3. If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4. Ownership

(a) Amount Beneficially Owned as of December 31, 2020:

Venrock Associates VI, L.P.	7,828,247	(1)
Venrock Partners VI, L.P.	7,828,247	(1)
Venrock Management VI, LLC	7,828,247	(1)
Venrock Partners Management VI, LLC	7,828,247	(1)

(b) Percent of Class as of December 31, 2020:

Venrock Associates VI, L.P.	9.1%	(2)
Venrock Partners VI, L.P.	9.1%	(2)
Venrock Management VI, LLC	9.1%	(2)
Venrock Partners Management VI, LLC	9.1%	(2)

CUSIP No. 88025U109

(c) Number of shares as to which the person has, as of December 31, 2020:

(i) Sole power to vote or to direct the vote

Venrock Associates VI, L.P.	0
Venrock Partners VI, L.P.	0
Venrock Management VI, LLC	0
Venrock Partners Management VI, LLC	0

(ii) Shared power to vote or to direct the vote

Venrock Associates VI, L.P.	7,828,247	(1)
Venrock Partners VI, L.P.	7,828,247	(1)
Venrock Management VI, LLC	7,828,247	(1)
Venrock Partners Management VI, LLC	7,828,247	(1)

(iii) Sole power to dispose or to direct the disposition of

Venrock Associates VI, L.P.	0
Venrock Partners VI, L.P.	0
Venrock Management VI, LLC	0
Venrock Partners Management VI, LLC	0

(iv) Shared power to dispose or to direct the disposition of

Venrock Associates VI, L.P.	7,828,247	(1)
Venrock Partners VI, L.P.	7,828,247	(1)
Venrock Management VI, LLC	7,828,247	(1)
Venrock Partners Management VI, LLC	7,828,247	(1)

CUSIP No. 88025U109

(1)	Consists of (i) 1,889,497 shares of Class A Common Stock and 5,368,880 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock held by VA6 and (ii) 148,328 shares of Class A Common Stock and 421,542 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock held by VP6. The Class B Common Stock is convertible at any time by the holder into shares of Class A Common Stock on a share-for-share basis.
(2)	This percentage is calculated based upon (i) 80,156,104 shares of the Issuer’s Class A Common Stock outstanding as of October 30, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2020, plus (ii) 5,790,422 shares of Class A Common Stock issuable upon conversion of the Class B Common Stock held by the Venrock VI Entities. As of October 30, 2020, there were 27,450,713 shares of the Issuer’s Class B Common Stock outstanding. If all outstanding shares of Class B Common Stock were converted into Class A Common Stock, then the Venrock VI Entities would beneficially own 7.3% of the Issuer’s Class A Common Stock.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8. Identification and Classification of Members of the Group

Not Applicable

Item 9. Notice of Dissolution of a Group

Not Applicable

Item 10. Certification

Not Applicable

CUSIP No. 88025U109

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: February 16, 2021

Venrock Associates VI, L.P.		Venrock Management VI, LLC

By:	Venrock Management VI, LLC,	By:	/s/ David Stepp
	its General Partner		Authorized Signatory

By:	/s/ David Stepp
Authorized Signatory

Venrock Partners VI, L.P.		Venrock Partners Management VI, LLC

By:	Venrock Partners Management VI, LLC,	By:	/s/ David Stepp
	its General Partner		Authorized Signatory

By:	/s/ David Stepp
Authorized Signatory

CUSIP No. 88025U109

EXHIBITS

A: Joint Filing Agreement (incorporated by reference to Exhibit A to Schedule 13G filed on February 14, 2020)